Filed Pursuant to Rule 424(b)(3)
Registration No. 333-136040

Prospectus Supplement
(To Prospectus dated August 7, 2006)

Dave & Buster’s, Inc.

$175,000,000
11 ¼% Senior Notes due 2014

Recent Developments

On September 18, 2006, we announced that we were extending the expiration date of the exchange offer to 5:00 p.m., New York City time, on September 22, 2006.  All other terms of the exchange offer remain unchanged.

On September 12, 2006, we announced the departure of James W. “Buster” Corley, our co-founder and Chief Executive Officer, and election of Stephen M. King as CEO.  Mr. Corley has been named Chairman Emeritus and will serve as a senior advisor to the CEO.  Mr. King will continue to serve as our Chief Financial Officer in addition to serving as CEO.

On September 8, 2006, we announced results of operations for our second quarter ended July 30, 2006.  Total revenue for the second quarter increased 11.1 percent, or $12.3 million, to $123.2 million, from $110.8 million in the prior year’s comparable quarter.  Food and beverage revenue increased 11.6 percent, and amusement and other revenue increased 10.6 percent. In addition, we reported a 5.6 percent increase in same store sales for the second quarter, and a 5.2 percent increase in same store sales for our previously acquired Jillian’s stores.  Total revenues for the 26-week period ended July 30, 2006 increased 10.3 percent to $250.0 million from $226.6 million for the comparable period last year. Food and beverage revenue increased 12.0 percent, and amusement and other revenue increased 8.4 percent. Year to date, same store sales for the Dave & Buster’s concept increased by 5.4 percent, while same store sales for the previously acquired Jillian’s stores increased by 2.7 percent.  Year to date results were impacted by $5.9 million in pre-opening and merger related costs versus $2.8 million in pre-opening and non-recurring Jillian’s costs in the prior year.